Jessica L. Accurso

Associate

215.963.5266

December 27, 2022

FILED AS EDGAR CORRESPONDENCE

Matthew S. Williams, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:          Response letter to comments on Post-Effective Amendment No. 92 to the Registration Statement of SEI Daily Income Trust (File Nos. 002-77048 and 811-03451)

Dear Mr. Williams:

On behalf of our client, SEI Daily Income Trust (the “Trust” or “SDIT”), this letter responds to the comments and questions you provided via telephone on December 9, 2022, regarding the Trust’s Post-Effective Amendment No. 92, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 91, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on October 28, 2022 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”), for the purpose of introducing a new share class of the Government Fund (the “Fund”), a series of the Trust. As indicated in the Amendment, SEI Investments Management Corporation (“SIMC” or the “Adviser”) serves as investment adviser to the Fund. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. The Staff notes that when a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response. Acknowledged.

2.	Comment. Please update the ticker symbols on Edgar once available.

Response. The Trust confirms that ticker symbols will be updated on Edgar once available.

3.	Comment. Please update the Fund’s “Interest Rate Risk” disclosure, taking into consideration current market conditions.

Response. The requested change has been made.

4.	Comment. Please revise the Item 4(b)(1)(ii)(B) disclosure to more closely align with the requirements of Form N-1A.

Response. The requested change has been made.

5.	Comment. Please revise the first full paragraph in the “Performance Information” section to disclose that, because Sweep Class shares have higher expenses than Class F shares, performance for Sweep Class shares would have been lower than that of Class F shares.

Response. The requested change has been made.

6.	Comment. In the third paragraph in the “More Information About Investments” section, please specifically identify “government securities,” rather than “the types of securities described in this prospectus.”

Response. The requested change has been made.

7.	Comment. In the “Financial Highlights” section, please include the financial highlights of at least one existing share class of the Fund.

Response. The requested change has been made.

8.	Comment. With respect to the second item in the “Non-Fundamental Policies” section of the SAI, please confirm whether the reference to “domestic banks and U.S. branches of foreign banks” should be limited to the deposit instruments of such entities and, if so, please revise accordingly.

Response. The Trust expects to revise this Non-Fundamental Policy, subject to Board approval at its next regularly scheduled meeting on January 25, 2023, to clarify that the limitation does not apply to “certificates of deposit, commercial paper, bankers’ acceptances or similar instruments issued or guaranteed by” such banks and bank branches.

9.	Comment. In the “Senior Securities” section of the SAI, please delete “with appropriate earmarking or segregation of assets to cover such obligation, to the extent applicable.”

Response. The requested change has been made.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5266.

Very truly yours,

/s/ Jessica L. Accurso

Jessica L. Accurso

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